UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F        X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No       X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

August 1, 2005 - Toronto

Peace Arch Completes US $2 Million Private Placement With

Top Entertainment Industry Veterans - Jeff Sagansky, Kerry McCluggage and Drew Craig

 Craig Named Board Chairman; Sagansky and McCluggage to Sit on 'Greenlight Committee'

TORONTO, ONT. - Peace Arch Entertainment Group Inc. (AMEX and TSX: “PAE”), a diversified Canadian entertainment company, today announced that it has completed a previously announced arm's length private placement of 4,347,827 Preference Share Units of the Company for US $2,000,000 with a group of private investors including entertainment industry leaders Jeff Sagansky, Kerry McCluggage and Drew Craig.

Jeff Sagansky has served as President of Tri-Star Entertainment where he greenlighted such films as "Look Who's Talking," "Peggy Sue Got Married," "Steel Magnolias," and "Glory."  In 1990, he joined CBS as head of programming, where he engineered CBS's ratings rise from third to first place in a mere 18 months.  While there, CBS developed such critically acclaimed series as "The Nanny," "Dr. Quinn, Medicine Woman," "Touched By An Angel,"  "Picket Fences" and the cult favorite "Northern Exposure."  In 1996, he joined Sony as co-President of Sony Pictures Entertainment in charge of Worldwide Television and Strategic Planning for the studio.  At Sony, he oversaw the purchase of Telemundo and the Loews-Cineplex merger.  In 1998, Sagansky became President and CEO of Paxson Communications Corporation, owner of PAX TV.  During his four-year tenure at Paxson, PAX's network distribution grew from 60% of U.S. TV households to almost 90%.

Kerry McCluggage began his career in the entertainment industry in 1978 at Universal Television, and in 1980 became the company's youngest vice president at the age of 25.  In his 13 years at MCA/Universal, he worked in the theatrical division, served as President of Universal Television, and also produced and developed a ground-breaking television series, "Miami Vice."  Other series he developed during his tenure include "Magnum P.I.," "Murder, She Wrote," "The A-Team," "Coach," "Northern Exposure," "The Equalizer" and "Law & Order."  In 1991, McCluggage became Chairman of Paramount Television Group, supervising production and worldwide distribution of Paramount's television programming.  During his 11 years at Paramount, McCluggage shepherded such series as "Frasier," the highly successful "Star Trek" series, "JAG," and the top-rated magazine series "Entertainment Tonight."  He also developed and launched America's fifth broadcast network, UPN, while growing the company's station holdings and overseeing the start of the Sci-Fi Channel domestically and the Paramount Comedy Channels in the U.K. and Spain.  He is currently President of Craftsman Films, an independent production company developing motion picture and television product.

Both Sagansky and McCluggage will sit on the company’s “Greenlight Committee” and help current management shepherd new projects to fruition.

The Company also announced the appointment of Drew Craig as Chairman of its Board of Directors.  Craig was the President and CEO of Craig Media, Canada’s largest privately held television broadcaster until its sale to Chum Limited in 2004.  Founded in 1948 by John Craig in Brandon, Manitoba, the company began its foray in television broadcasting in 1955 with the launch of CKX-TV. The company was based in Calgary, Alberta. Craig Media was the owner of the A-Channel television stations, CKX, a CBC affiliate, in Brandon, Manitoba; and three digital television specialty channels: MTV Canada, MTV2 and TV Land Canada.

Peace Arch Closes Private Placement, 8/1/05

“We are extremely excited with the wealth of talent, relevant industry experience and successful track records this group of investors brings to Peace Arch.  We believe their extensive industry knowledge and relationships will be of significant strategic value to the Company as we continue to grow and execute our business plan going forward," stated Gary Howsam President and CEO of Peace Arch Entertainment.

The placement was completed at a subscription price of US $0.46 per Unit, each Unit consisting of one convertible preference share and one preferred share purchase warrant.  The Units separate at Closing. Each preference share carries a 10% cumulative annual dividend and will be convertible at any time into one common share of the Company on a one-for-one basis, subject to customary adjustments, for no additional consideration.  Each warrant is exercisable into one preference share of the Company at an exercise price of US$0.50 per share for a period of 48 months from closing, which preference share will carry a 10% cumulative annual dividend and will be convertible at any time into one common share of the Company on a one-for-one basis, subject to customary adjustments, for no additional consideration.

The transaction closed on July 29, 2005, and remains subject to final regulatory approval.

The net proceeds of the Offering will be used by the Company to fund working capital requirements and for general corporate purposes.

Peace Arch Entertainment Group Inc. (www.peacearch.com), one of Canada's foremost entertainment companies, creates, develops, produces and distributes proprietary feature film and television programming for worldwide markets. Peace Arch Entertainment Group Inc. and its subsidiaries have offices in Toronto, Vancouver, Los Angeles and London, England.

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe", "estimate", "project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of the release.

Contacts: Nicole Spracklin Peace Arch Entertainment Group Inc. Tel: (416) 487-0377 (ext. 237) nspracklin@peacearch.com	Robert Rinderman or Karin Oloffson Jaffoni & Collins Incorporated Tel: (212) 835-8500 PAE@jcir.com # # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	August 1, 2005	By	“Mara Di Pasquale”
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be “filed” for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.